DEWEY BALLANTINE LLP
1301 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6092
TEL 212 259-8000 FAX 212 259-6333

December 22, 2004

Max A. Webb
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549

Re:	AmeriCredit Financial Services, Inc. Form S-3 Shelf Registration Statement (the “Registration Statement”) Filed December 9, 2004 File No. 333-121120

Dear Mr. Webb:

     Pursuant to Rule 473 of the Securities Act of 1933, as amended, the following delaying amendment is hereby incorporated by reference into the front cover page of the above referenced Registration Statement on Form S-3:

     “THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.”

     Should you have any questions, please call the undersigned at (212) 259-8417 or John Keiserman at (212) 259-6723.         .

Sincerely,
/s/ Stephanie J. Mah
Stephanie J. Mah

cc:	Chris A. Choate, Esq. Chris DiAngelo, Esq. John P. Keiserman, Esq.

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